Exhibit 99.2
FOR IMMEDIATE RELEASE
Results for the quarter ended June 30, 2007 under Consolidated Indian GAAP
Wipro records 34% growth in Revenues
Revenue in Global IT business was $726.1 million, 35% YoY
Bangalore, July 19, 2007 –Wipro Limited today announced its results approved by the Board of Directors for the quarter ended June 30, 2007.
Highlights of the Results
•	Wipro Limited Revenue increased by 34% Year on Year (YoY) to Rs. 42.03 billion (Rs. 4,203 Crores); Profit After Tax (PAT) was Rs. 7.26 billion (Rs. 726 Crores).

•	Global IT Services & Products Revenue in dollar terms was $726.1 million, a YoY growth of 35%. In rupee terms, Revenue stood at Rs. 29.5 billion (Rs. 2,950 Crores), a YoY growth of 20%.

•	Profit Before Interest & Tax (PBIT) for Global IT Services and Products segment was Rs. 6.36 billion, 21.6% of Revenues.

•	Global IT Services & Products added 39 new clients in the quarter. Deals won during the quarter included a $130 million multi-year Total Outsourcing engagement from a utility company in Europe.

•	Wipro’s India, Middle East & Asia Pac business recorded 61% growth in PBIT YoY. Revenue grew 64% YoY.

•	Wipro Consumer Care and Lighting business Revenue grew 33% YoY and PBIT grew 32% YoY. Wipro signed a definitive agreement to acquire Unza, a leading Personal Care Company based in Singapore.

•	Wipro won the ‘Supplier Excellence award’ from Verizon; Wipro and Cairn India partnership won the ‘FAO Research Award of Distinction’ in the Finance and Accounting space.

•	Wipro also bagged SAP’s ‘Pinnacle Award for Software Solution leadership and Forrester rated Wipro as Leader in Global IT Outsourcing.
Performance for the Quarter ended June 30, 2007 and Outlook for Quarter ending September 30, 2007
Azim Premji, Chairman of Wipro, commenting on the results said -
“The results for the quarter are satisfying considering the strong headwinds faced by us in the form of an appreciating rupee. Our IT Services Business continued to witness broad based growth, across Verticals, Geographies and Service lines. Our growth in Revenues was primarily driven by strong volume growth across our business units. Our differentiated services, Technology Infrastructure Services and Package Implementation grew by over 50% YoY, while our Business Process Outsourcing (BPO) & Testing Services delivered growth in excess of 40% YoY. Amongst our Verticals we saw strong growth in Finance Solutions, Telecom Service Providers, Manufacturing and Technology, Media, Transportation & Services Verticals. Our new client additions continues to be robust and we have had a good set of wins during the quarter in our BPO, Package Implementation and Technology Infrastructure Services, including a multi year deal of $130 million. Looking ahead, for the quarter ending September 2007, we expect our Revenue from our Global IT services business to be approximately $777 million.
Wipro’s global brand campaign on Applied Innovation is the manifestation of our ‘Applying Thought’ credo in our Global IT Business. It is how Wipro infuses newer ideas and newer ways of doing things into the business ecosystem and improves outcomes for our customers in the areas of cost and productivity improvements, global delivery and collaboration, faster time to market and measurable business results — often without major disruptive change. The campaign highlights how Wipro transforms ideas to business results. Wipro, in collaboration with IT Association of America, International Association of Outsourcing Professionals and Forbes will host the Global Applied Innovation Awards for Business Excellence this year, to recognize innovations that maximize business impact in large corporations.
During the quarter, our Consumer Care and Lighting Business took a big leap by acquiring Unza, South East Asia’s leading Personal Care Company. This is an important step for the business as we see large opportunities in the emerging Asian economies. Unza has a set of strong brands, an excellent management team and overall is a great fit to our Consumer Care Business. The growth rates they have achieved in the past are commendable and the profitability is amongst the best in the industry”.
Suresh Senapaty, Chief Financial Officer of Wipro, said -
“During the quarter ended June 2007, our Global IT Services & Products Revenue was $726.1 million, which was ahead of our guidance of $711 million for the quarter. On the margin front, operational improvements helped us in partially offsetting the pressure on profitability arising out of rupee appreciation and contain the sequential Operating Margin drop to less than 250 basis points.”
Wipro Limited
Revenues for the Quarter ended June 30, 2007, were Rs. 42.03 billion, representing a 34% increase YoY. Profit after Tax for the quarter was Rs. 7.26 billion, an increase of 17% YoY.
Global IT Services and Products
Global IT Services & Products reported Revenues of Rs. 29.5 billion for the Quarter ended June 30, 2007, representing an increase of 20% YoY and PBIT of Rs. 6.36 billion. Operating Income to Revenue for the quarter was 21.6%, lower primarily due to rupee appreciation. Our Technology Business contributed 32.8% of the Revenues of Global IT Services and our Enterprise Business contributed 67.2%.
We had 72,137 employees as of June 30, 2007, which includes 53,073 employees in our IT Services & Products business and 19,064 employees in our BPO Services business. This represents a net addition of 4,319 people, comprised of 2,719 employees in our IT Services & Products business and 1,600 employees in our BPO business.
Our Global IT Services and Products business added 39 new clients during the quarter, of which 9 were Global 500 or Fortune 1000 companies, comprised of 16 new Technology clients and 23 new Enterprise clients.
In June 2007 Wipro’s Kiel Development centre in Germany completed five years of operations. It is one of Wipro’s most successful near-shore locations offering a broad range of services in the Research and Development of embedded products.
Our focus on large deals saw us bag one of our largest wins in the Total Outsourcing space — a $130 million contract for 5 years from a large utility company in the Europe encompassing all of their applications, service desk, infrastructure, datacenter, network and security. The deal also covers transformation in the areas of network and datacenter.
A leading US automotive retail and service chain, engaged in the sale of automotive parts, tyres, accessories and in automotive repair and maintenance has awarded Wipro a multi year engagement to provide both Application Outsourcing (AO) support, maintenance, management and development services and Finance and Accounting (F&A) Business Process Outsourcing (BPO) services.

Wipro won a major contract from a global reseller of hardware & software for a large global SAP implementation across 18 countries. The implementation spans across Finance, HR, CRM & SCM processes.
Global IT Services and Products accounted for 70% of the total Revenue and 87% of the PBIT for the quarter ended June 30, 2007.
Awards and Recognition:
During the quarter, Wipro won the ‘Supplier Excellence award’ from Verizon for our outstanding efforts in helping Verizon build solutions to enhance customer service. Wipro also won the ‘Outsourcing Excellence’ award from Everest Group for 15 years of R&D service relationship with Nortel.
Wipro and Cairn India partnership won the ‘FAO Research Award of Distinction’ in the Finance and Accounting space. This award is a reaffirmation of Wipro’s focus on building innovative & transformational solutions to help clients manage business processes more effectively.
Wipro also bagged SAP’s ‘Pinnacle Award’ for Software solution leadership and Symantec’s ‘2007 Visionary’ award. Wipro emerged as the top ranked Indian IT service provider in IAOP’s ‘Global Outsourcing 100’ Ranking in May 2007.
During the quarter, Wipro was rated a Leader in Global IT Infrastructure Outsourcing by Forrester. It was rated the highest among all service providers on business strategy for Infrastructure services. Wipro won an award from HP for the category ‘Best Application Solution Implementation’ in 2007, for creating and sustaining an outstanding BTO (Business Technology Optimization) service practice.
In June 2007, Wipro won ‘TERI Corporate Environmental Award 2007’ for its efforts towards environmental and innovative initiatives.
Wipro Infotech – Our India, Middle East & Asia Pacific IT Services & Products business
For the quarter ended June 30, 2007, Wipro Infotech recorded Revenues of Rs.7,501 million, representing a growth of 64% YoY. PBIT grew by 61% YoY to Rs. 568 million. Services business contributed 35% to total Revenue during the quarter and grew by 55% YoY.
Wipro Infotech is a complete IT solutions provider. Wipro Infotech’s service lines include Total Outsourcing, Consulting, Software solutions and Infrastructure integration & management. Wipro Infotech has won 10 Total Outsourcing contracts in India in the last 2 years.
Marquee wins in the quarter include comprehensive SAP implementation projects from PETRORabigh and SASREF in Kingdom of Saudi Arabia (KSA). In India, Central Board of Excise & Customs awarded Wipro Infotech a comprehensive IT software & managed services contract to automate their processes. Maruti Udyog and Eicher Motors selected Wipro Infotech for providing consulting services. Other notable wins include data center operations and managed services contract from Toyota Kirloskar, a contract from Reserve Bank of India for setting up their dealing room operations and an integrated IT solutions contract from SREI for enabling 4900 citizen service centers across West Bengal as a part of e-governance initiatives. Wipro Infotech has also successfully deployed a teraflop supercomputer based on its Wipro NetPower servers at the Institute for Plasma Research, Ahmedabad.
Wipro Infotech has been rated the largest Network Integrator in India by Voice & Data, 2007.
Wipro Infotech accounted for 18% of the Revenue and 8% of the PBIT for the quarter ended June 30, 2007.

Wipro Consumer Care & Lighting
For the quarter ended June 30, 2007, Wipro Consumer Care and Lighting business recorded Revenues of Rs. 2,350 million, a growth of 33% YoY and PBIT of Rs. 305 million, a growth of 32% YoY. PBIT to Revenue was 13.0% for the quarter. Wipro Consumer Care & Lighting accounted for 6% of the Revenue and 4% of the PBIT for the quarter ended June 30, 2007.
During the quarter, our Wipro Consumer Care & Lighting Business signed a definitive agreement to acquire Unza Holdings Limited, a Singapore based Fast Moving Consumer Goods company for an all cash consideration of Rs.10,102 million (approximately $246 million). In addition, Wipro will assume debt of Rs. 1,845 million (approximately $45 million), owed by the acquired entity. Subject to customary closing conditions, the transaction is likely to be completed in July 2007.
Wipro Limited
For the quarter ended June 30, 2007, the Return on Capital Employed in Global IT Services & Products business was 53%, Wipro Infotech was 36% and Consumer Care and Lighting was 42%. At the Company level, the Return on Capital Employed was 29%, lower due to inclusion of cash and cash equivalents of Rs. 37.07 billion in Capital Employed (36% of Capital Employed).
For Wipro Limited, Profit after Tax computed in accordance with US GAAP for the Quarter ended June 30, 2007, was Rs. 7.1 billion. The net difference between Profits computed in accordance with Indian GAAP and US GAAP is primarily due to different Revenue recognition standards, different accounting standards for treatment of stock options, deferred taxes and amortization of intangible assets.
Global IT Services & Products segment’s Revenues were Rs. 29.4 billion for the quarter ended June 30, 2007, under US GAAP. The difference of Rs. 86 million is primarily attributable to difference in accounting standards under Indian GAAP and US GAAP.
Quarterly Conference call
Wipro will hold conference calls today at 11:45 am Indian Standard Time (2:15 am US Eastern Time) and at 6:45 pm Indian Standard Time (9:15 am US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID: rajesh.ramaiah@wipro.com An audio broadcasting of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of the company website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
US GAAP financials on website

Condensed financial statements of Wipro Limited computed under the US GAAP along with individual business segment reports are available in the Investor Relations section at www.wipro.com.

Contact for Investor Relation	Contact for Media & Press

R Rajesh Ramaiah	Radha Radhakrishnan
Corporate Treasurer	Senior Manager-Corporate Communications
Phone: +91-80-2844-0079	+91-80-2844-0378
Fax: +91-80-2844-0051	+91-80-2844-0350
rajesh.ramaiah@wipro.com	radha.rk@wipro.com
Forward looking and cautionary statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings and revenue, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# Tables to follow

WIPRO LIMITED, CONSOLIDATED
AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER ENDED JUNE 30, 2007

				Rs. in Million

	Quarter ended June 30,			Year ended
Particulars	2007	2006	Growth %	March 31, 2007

Revenues
IT Services	26,984	22,407	20%	101,554
BPO Services	2,515	2,098	20%	9,391
Global IT Services and Products	29,499	24,505	20%	110,945
India & AsiaPac IT Services and Products	7,501	4,564	64%	24,835
Consumer Care and Lighting	2,350	1,768	33%	8,182
Others	2,954	804		7,130
Eliminations	(271)	(216)		(1,084)

TOTAL	42,033	31,425	34%	150,008

Profit before Interest and Tax — PBIT
IT Services	5,788	5,594	3%	24,782
BPO Services	574	426	35%	2,157
Global IT Services and Products	6,362	6,020	6%	26,939
India & AsiaPac IT Services and Products	567	353	61%	2,139
Consumer Care and Lighting	305	231	32%	1,006
Others	59	69		322

TOTAL	7,293	6,673	9%	30,406

Interest (Net) and Other Income	868	507	71%	2,582

Profit Before Tax	8,161	7,180	14%	32,988

Income Tax expense including Fringe Benefit Tax	(1,005)	(1,041)		(3,868)

Profit before Share in earnings / (losses) of Affiliates and minority interest	7,156	6,139	17%	29,120
Share in earnings of associates	97	65		295
Minority interest	3	—		6

PROFIT AFTER TAX	7,256	6,204	17%	29,421

Operating Margin
IT Services	21%	25%		24%
BPO Services	23%	20%		23%
Global IT Services and Products	22%	25%		24%
India & AsiaPac IT Services and Products	8%	8%		9%
Consumer Care and Lighting	13%	13%		12%

TOTAL	17%	21%		20%

CAPITAL EMPLOYED
IT Services	44,358	32,970		46,454
BPO Services	2,729	7,010		2,493
Global IT Services and Products	47,087	39,980		48,947
India & AsiaPac IT Services and Products	7,097	3,211		5,363
Consumer Care and Lighting	2,825	2,181		2,957
Others	46,666	29,894		42,582

TOTAL	103,675	75,266		99,849

CAPITAL EMPLOYED COMPOSITION
IT Services	43%	44%		47%
BPO Services	3%	9%		2%
Global IT Services and Products	45%	53%		49%
India & AsiaPac IT Services and Products	7%	4%		5%
Consumer Care and Lighting	3%	3%		3%
Others	45%	40%		43%

TOTAL	100%	100%		100%

RETURN ON AVERAGE CAPITAL EMPLOYED
IT Services	51%	70%		64%
BPO Services	88%	25%		49%
Global IT Services and Products	53%	63%		63%
India & AsiaPac IT Services and Products	36%	50%		55%
Consumer Care and Lighting	42%	54%		48%

TOTAL	29%	38%		36%

Notes to Segment Report
a)	The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.

b)	Segment revenue includes all allocable other income and exchange differences which are reported in other income / general & administrative expenses in the financial statements.

c)	PBIT for the quarter ended June 30, 2007 is after considering restricted stock unit amortisation of Rs. 286 Million (2006: Rs. 148 Million & 2007: Rs 1078 Million). PBIT of Global IT Services and Products for the quarter ended June 30, 2007, is after considering restricted stock unit amortisation of Rs. 247 Million (2006: Rs. 131 Million & 2007: Rs 936 Million).

d)	Capital employed of segments is net of current liabilities which is as follows :–

			(Rs. in Million)

	As of June 30,		As of March 31,
Name of the Segment	2007	2006	2007

Global IT Services and Products	17,033	16,249	18,501
India & AsiaPac IT Services and Products	6,956	5,866	7,580
Consumer Care and Lighting	1,684	1,339	1,537
Others	7,446	11,918	14,765

	33,119	35,372	42,383

e)	Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 37,074 Million (2006: Rs. 31,238 Million & 2007 Rs. 42,652 Million).

f)	The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments based on domicile of the customers is outlined below:

					(Rs. in Million)

	Quarter ended June 30,				Year ended March 31,
Geography	2007	%	2006	%	2007	%

India	10,429	25%	5,941	19%	31,371	21%
USA	19,153	46%	16,390	52%	72,702	48%
Europe	10,545	25%	7,516	24%	36,972	25%
Rest of the World	1,906	5%	1,578	5%	8,963	6%

Total	42,033	100%	31,425	100%	150,008	100%

g)	For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.

h)	The acquisitions consummated during the year ended March 31, 2006 and 2007 were reported separately in the segment report. The acquisitions have been completely integrated into Global IT Services and Products and hence not reported separately in the segment report. Segment information for the previous periods has accordingly been reclassified on a comparable basis.

i)	The Company has designated forward contracts and options to hedge highly probable forecasted transactions based on the principles set out in International Accounting Standard (IAS 39) on Financial Instruments. Until March 31, 2007, the exchange differences on the forward contracts and gain / loss on such options were recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. As of June 30, 2006 and March 31, 2007 the Company had forward /option contracts to sell USD 335.40 million and USD 87 million respectively, relating to highly probable forecasted transactions. The effect of mark to market of the designated contracts as of June 30, 2006 was a loss of Rs 272 million and as of March 31, 2007 was a gain of Rs 105 million. The premium / discount at inception of forward contracts was amortised over the life of the contract.

Effective April 1, 2007, based on the recognition and measurement principles set out in the Exposure Draft of the proposed Accounting Standard (AS-30) on Financial Instruments: Recognition and

Measurement, the changes in the derivative fair values relating to forward contracts and options that are designated as effective cash flow hedges of Rs 350 million, has been recognized directly in shareholders’ funds until the hedged transactions occur. Upon occurrence of the, hedged transaction the amounts recognized in the shareholders’ funds would be reclassified into the profit and loss account.

As a result of this change in the quarter ended June 30, 2007, the shareholders’ funds and loans and advances have increased by Rs. 350 million. There was no impact on the profit and loss account.